Nuveen Diversified Commodity Fund

333 West Wacker Drive

Chicago, Illinois 60606

October 5, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Re:	Nuveen Diversified Commodity Fund
Request to Withdraw Registration Statement on Form S-1 filed on April 15, 2011
(File No. 333-173558)

Ladies and Gentlemen:

On behalf of Nuveen Diversified Commodity Fund (the “Fund”), the undersigned requests, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Fund’s Registration Statement on Form S-1, together with all exhibits thereto (File No. 333-173558), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 15, 2011, as amended on June 8, 2011 (via EDGAR Accession Nos. 0001193125-11-099785 and 0001193125-11-161232, respectively) (the “S-1 Filing”).

The S-1 Filing is being withdrawn because the Fund has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and no securities have been sold in connection with the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Fund requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the S-1 Filing be credited for future use. The Fund understands that, pursuant to Rule 477(b) under the 1933 Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Fund that the application for withdrawal has not been granted.

If you have any questions regarding this application for withdrawal, do not hesitate to contact J. Craig Walker of K&L Gates LLP at (312) 807-4321.

Sincerely,

Nuveen Diversified Commodity Fund

By:	Nuveen Commodities Asset Management, LLC its manager

By:	/s/ Gifford R. Zimmerman
Title:	Chief Administrative Officer (Principal Executive Officer)